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08031438

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street, Building 3
(No. and Street)

Richmond (City) VA (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gabor Molnar (804) 281-6585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Chris J. Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

AMY SUZANNE REIN NOTARY PUBLIC COMMONWEALTH OF VIRGINIA Expires 04-30-11 ID# 7108231

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2007 and the related statements of income, changes in shareholder's interest, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
February 22, 2008

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2007

(Dollar amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	5,353
Commissions receivable		1,890
Receivable from affiliates		34
Other assets		146
Total assets	$	7,423
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities	$	8
Payable to affiliates		104
Current income taxes payable to affiliate		211
Total liabilities		323
Commitments and contingencies		
Shareholder's interest:		
Common stock ($1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding)		10
Additional paid-in capital		1,925
Retained earnings		5,165
Total shareholder's interest		7,100
Total liabilities and shareholder's interest	$	7,423

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2007

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization*

Capital Brokerage Corporation, ("the Company" or "CBC"), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. ("Genworth").

The Company is an introducing broker/dealer and falls under the Securities and Exchange Commission's Net Capital Rule 15c3-1.

(b) *Revenues and Expenses*

In 2007, almost all of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and annuity policies issued by various affiliated insurance companies and as the underwriter for the Genworth Financial Asset Management Funds. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2007.

Revenue and expenses related to the sale of variable life insurance and annuity products of affiliated life insurance companies are recorded on the accrual basis as commission revenue from affiliate product sales and commission expense on affiliate product sales in the statements of income.

In 2007, a significant portion of nonaffiliated revenue was derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) *Liabilities Subordinated to Claims of General Creditors*

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2007 and, therefore, has not included a statement of changes for such activities.

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(Dollar amounts in thousands)

(f) ***Income Taxes***

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 15 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 25 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2007, the Company had a blended state income tax rate of 7.88%.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, *Accounting for Income Taxes*. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

On January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that must be satisfied to recognize the financial statement benefit of a position taken in our tax returns. The criteria for recognition in the consolidated financial statements set forth in FIN No. 48 require an affirmative determination that it is more likely than not, based on a tax position's technical merits, that we are entitled to the benefit of that position.

(g) ***Accounting Pronouncements Not Yet Adopted***

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The adoption of SFAS No. 157 will not have a material impact on our financial statements.

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2007 consisted of the following components:

Current federal income tax expense	$	1,451
Current state income tax expense		355
Total current federal and state income tax expense	$	1,806

(Dollar amounts in thousands)

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.00%
State income tax, net of federal benefit	5.12
Total federal and state income tax expense	40.12%

Based on an analysis of the Company's tax position, there were no deferred tax assets and therefore no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2007.

The Company has a current income tax liability of $211 as of December 31, 2007.

As of January 1, 2007 and December 31, 2007 the Company had no unrecognized tax benefits. Accordingly there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2007 balance sheet includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. federal income tax returns (included in the Genworth consolidated returns) and various state and local income tax returns. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for years prior to 2000. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations. The Internal Revenue Service is currently reviewing the U.S. income tax returns for the 2005 and the 2006 tax years. The Company was included in consolidated returns with its former parent, GE, in 2003 and 2004 before the IPO. These GE consolidated returns are still subject to IRS examination.

(3) Financial Instruments

The financial instruments of the Company are reported in the balance sheet at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company has a service fee agreement with Genworth Life and Annuity Insurance Company ("GLAIC"), whereby the Company will reimburse GLAIC $1,400, per quarter for a total of $5,600 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products. The Company also incurs and pays other, non-management fee related expenses to affiliates.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or the results of its operations.

(Dollar amounts in thousands)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1. Total liabilities of $323 includes a current income tax receivable from affiliate of $375 which was offset by a current income tax payable to the same affiliate of $586. The Company's aggregate indebtedness of $698 does not include the current income tax receivable from affiliate of $375.

(7) Subsequent Events

The Company intends to request the approval of the Financial Industry Regulatory Authority, Inc. ("FINRA") for the proposed merger with AssetMark Capital Corporation ("ACC"), proposed to be effective April 1, 2008, with and into the Company, with the Company as the surviving entity. The Company and ACC are affiliated registered broker/dealer entities. This merger is part of the continuing efforts of Genworth Financial, Inc., the ultimate parent company of each of the Company and ACC, to simplify its operations and reduce its costs and build its brand. This merger is contingent upon FINRA's approval, which the Company has not yet received.

Schedule 1

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	7,100
Deduction of nonallowable assets and net capital adjustments:		
Receivable from affiliates		(34)
Other assets		(146)
Commissions receivable		(1,890)
Current income tax receivable from affiliate		(375)
Haircut on cash equivalents		(106)
Net capital		4,549
Total aggregate indebtedness		698
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		47
Minimum net capital requirements of Company		5
Net capital requirement		47
Excess net capital – net capital less net capital requirement		4,502
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	4,479
Ratio: Aggregate indebtedness to net capital		0.15 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority ("FINRA") as of December 31, 2007.

See accompanying independent auditors' report.

END